Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Northern Genesis Acquisition Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the name of Corporation is “Northern Genesis Acquisition Corp.”

SECOND: That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on May 27, 2020, and was amended and restated by the filing of an Amended and Restated Certificate of Incorporation of the Corporation with the Delaware Secretary of State on August 17, 2020 (the “Amended and Restated Certificate of Incorporation”).

SECOND: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable in connection with, but immediately prior to, the consummation of the transactions contemplated by that certain Business Combination Agreement and Plan of Reorganization dated as of November 30, 2020, between the Corporation, The Lion Electric Company, and Lion Electric Merger Sub Inc. (the “Merger”), and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that subject to approval by the stockholders of the Corporation, Subparagraph I under Article SIXTH of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended in connection with but prior to the effective time of the Merger to read as follows:

“I. Prior to the consummation of a Business Combination, the Board of Directors may not issue (i) any shares of Common Stock or any securities convertible into Common Stock, other than warrants for up to 3,000,000 shares of Common Stock the proceeds of which shall be used by the Corporation for transaction expenses in connection with any Business Combination and other working capital purposes; or (ii) any securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Common Stock on any matter.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its President this 23rd day of April, 2021.

NORTHERN GENESIS ACQUISITION CORP.

By:	/s/ Michael Hoffman
Michael Hoffman, President